UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SAGENT PHARMACEUTICALS, INC.

(Name of Subject Company)

SHEPARD VISION, INC.

(Name of Offeror)

A Wholly-Owned Subsidiary of

NICHI-IKO PHARMACEUTICAL CO., LTD.

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

786692103

(CUSIP Number of Class of Securities)

Mr. Kenji Matsuyama

Senior Director

Nichi-Iko Pharmaceutical Co., Ltd.

5-4 Nihonbashi-Honcho 1-chome

Chuo-ku, Tokyo, Japan 103-0023

+81-3-3276-0215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Masakazu Iwakura	Toby S. Myerson
Nishimura & Asahi Otemon Tower, 1-1-2 Otemachi, Chiyoda-ku, Tokyo, 100-8124, Japan +81-3-6250-6200	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$734,695,947	$73,983.90

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 33,088,222 outstanding shares of common stock of Sagent Pharmaceuticals, Inc. (“Sagent”), par value $0.01 per share (the “Shares”), multiplied by the offer price of $21.75 per Share, (ii) 1,849,185 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $21.75 per Share, multiplied by $5.90, which is the offer price of $21.75 per Share minus the weighted average exercise price for such options of $15.85 per Share, and (iii) 189,284 restricted stock units multiplied by the Offer Price of $21.75 per Share. The calculation of the filing fee is based on information provided by Sagent as of July 26, 2016.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a joint stock corporation organized under the laws of Japan (“Parent”), to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Sagent Pharmaceuticals, Inc., a Delaware corporation (“Sagent”), at a price of $21.75 per Share (the “Offer Price”), net to the holder in cash, without interest, subject to any applicable withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all annexes thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company of the securities to which this Schedule TO relates is Sagent Pharmaceuticals, Inc. Sagent Pharmaceuticals, Inc.’s principal executive offices are located at 1901 N. Roselle Road, Suite 700, Schaumburg, Illinois 60195. Its telephone number at such address is (847) 908-1600.

(b) The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The Shares are traded on the NASDAQ Global Market under the symbol “SGNT”. The information set forth in Section 6 - “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by (i) Parent and (ii) Purchaser. The information set forth in Section 8 - “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 – “Terms of the Offer”

Section 2 – “Acceptance for Payment and Payment for Shares”

Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

Section 4 – “Withdrawal Rights”

Section 5 – “Certain Material U.S. Federal Income Tax Consequences of the Offer”

Section 13 – “Certain Effects of the Offer”

Section 15 – “Conditions to the Offer”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(iii) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 – “Terms of the Offer”

Section 5 – “Certain Material U.S. Federal Income Tax Consequences of the Offer”

Section 10 – “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Sagent”

Section 11 – “The Merger Agreement; Other Agreements”

Section 12 – “Purpose of the Offer; Plans for Sagent”

Section 13 – “Certain Effects of the Offer”

Subsections (a)(2)(iv), (v) and (vi) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8 – “Certain Information Concerning Purchaser and Parent”

Section 10 – “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Sagent”

Section 11 – “The Merger Agreement; Other Agreements”

Section 12 – “Purpose of the Offer; Plans for Sagent”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) and (c)(4) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6 – “Price Range of Shares; Dividends”

Section 10 – “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Sagent”

Section 11 – “The Merger Agreement; Other Agreements”

Section 12 – “Purpose of the Offer; Plans for Sagent”

Section 13 – “Certain Effects of the Offer”

Section 14 – “Dividends and Distributions”

Subsections (c)(2) and (c)(3) are not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 - “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 - “Certain Information Concerning Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Section 17 - “Fees and Expenses” of the Offer to Purchase is incorporated by reference in this Schedule TO.

Item 10. Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011(a) and (c)

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Sagent or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in Section 13 - “Certain Effects of the Offer” and Section 16 - “Certain Legal Matters; Regulatory Approvals.” For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of August 1, 2016

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on August 1, 2016

(a)(5)(i)	Joint Press Release issued by Parent and Sagent, dated July 11, 2016 (incorporated by reference to the Schedule TO-C filed by Parent on July 11, 2016)

(a)(5)(ii)	Regulatory Press Release issued by Parent, dated July 11, 2016 (incorporated by reference to the Schedule TO-C filed by Parent on July 11, 2016)

(a)(5)(iii)	Letter sent by CEO of Parent to employees of Sagent issued by Parent, dated July 12, 2016, (incorporated by reference to the Schedule TO-C filed by Parent on July 12, 2016)

(a)(5)(iv)	IR Presentation issued by Parent, dated July 11, 2016, (incorporated by reference to the Schedule TO-C filed by Parent on July 11, 2016)

(a)(5)(v)	Press release announcing commencement of the Offer issued by Parent, dated August 1, 2016

(b)(1)	Commitment Letter, dated as of June 23, 2016, among Parent and SMBC

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 10, 2016, among Sagent, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K filed by Parent on July 11, 2016)

(d)(2)	Form of Tender and Support Agreement, dated as of July 10, 2016, among Parent, Purchaser and certain stockholders of Sagent

(d)(3)	Confidentiality Agreement, dated April 30, 2016, by and between Parent and Sagent

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2016

Shepard Vision, Inc.

By:	/s/ Kenji Matsuyama
Name: KENJI MATSUYAMA
Title: President

Nichi-Iko Pharmaceutical Co., Ltd.

By:	/s/ Yuichi Tamura
Name: YUICHI TAMURA
Title: President & CEO